SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Senior Managing Associate roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

Victor H. Boyajian
Robert W. Cockren
Co-Resident Managing Partners

September 30, 2010

Mr. Steve Lo Mr. Ryan Milne United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 Washington, DC 20549-3561

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed on March 26, 2010 File No. 001-33094

Dear Mr. Lo:

By letter dated September 14, 2010 (the “SEC Letter”), you provided comments on the annual report on Form 10-K for the fiscal year ended December 31, 2009 of American CareSource Holdings, Inc. (the “Company”).  On behalf of the Company, we would like to request additional time to respond to the SEC Letter.  The Company currently expects to file such response by October 6, 2010.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Very truly yours,

/s/ Roland S. Chase

Roland S. Chase